Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

Commission File No.: 000-51439

Frequently Asked Questions

Relating to Change of Control and Employee Stock

Diamond Foods acquisition by Snyder’s-Lance

Q1: What protections does the Change of Control Plan provide me?

A1:

Acceleration of Vesting of Unvested or Restricted Common Stock, Options or RSUs

If you are terminated without Cause or due to your resignation for Good Reason (in each case as defined for Group 1, 2 and 3 Employees in the Diamond Foods Change of Control Plan) within 12 months after the closing of the merger, all assumed unvested equity awards will accelerate and vest in full in accordance with the Change of Control Plan. In general, EVPs and above are Group 1 Employees, VPs and SVPs are Group 2 Employees and, if you are not a Group 1 or 2 Employee and hold equity awards, you are a Group 3 Employee. Please note however that if you have an individual Change of Control Agreement, you must elect to be covered by the Change of Control Plan in order to get the benefits of the Change of Control Plan (See Q2).

Other Severance Benefits

In general, any employees terminated without cause after the closing will be provided with severance benefits as outlined in the Employee FAQ that was sent out previously. However, VPs and SVPs are instead covered by Diamond Foods’ Change of Control Plan. This means that in the event of your termination without Cause or resignation for Good Reason, in each case, within 12 months after the change of control, in addition to your then-accrued salary and accrued vacation, you will receive six months base salary and up to six monthly payments equal to the Company’s portion of the premium(s) for coverage elected under COBRA for you and covered dependents, as well as full vesting acceleration described above.

Q2: What if I have a specific Change of Control Agreement?

A2: You cannot receive the benefits of both the Change of Control Plan and your individual agreement. Diamond Foods will be providing you with an election to choose between the two. This election form will be provided in the coming months and must be completed and returned no later than 5 days before the close of the transaction. If you fail to make a timely election, your existing individual agreement will determine your benefits. You can speak to Gene Tate or Linda Segre with any questions you might have on the differences, but for most employees who have received individual agreements in the last two years, the benefits under the plan will be more favorable as they provide for the same level of severance benefits but the plan further includes equity acceleration which many individual agreements did not.

Q3: Does my Diamond Foods equity receive the same treatment under the Snyder’s-Lance deal as was announced for shareholders? What happens to my equity awards?

A3:

Vested Common Stock:

For each vested share of common stock you hold on the date the Snyder’s-Lance deal closes, you will receive (1) 0.775 shares of Snyder’s-Lance common stock (rounded down to the nearest whole share) and (2) $12.50 in cash.

Unvested or Restricted Common Stock:

Holders of unvested or restricted shares of Diamond Foods common stock will also receive the merger consideration ((1) 0.775 shares of Snyder’s-Lance common stock (rounded down to the nearest whole share) and (2) $12.50 in cash), but any merger consideration in respect of Diamond Foods unvested or restricted shares will be delivered subject to the same vesting conditions that applied to the Diamond Foods unvested or restricted shares from which it derives.

Options

Diamond Foods Options, whether vested or unvested, will be assumed and converted into a right to receive options for Snyder’s-Lance common stock pursuant to an exchange ratio equal to the equity portion of the merger consideration of 0.775 shares of Snyder’s-Lance common stock plus an additional 0.36075 shares of Snyder’s-Lance common stock in lieu of the $12.50 cash portion of the merger consideration, for a total exchange ratio of 1.13575. The number of Diamond shares subject to your stock option is multiplied by this exchange ratio and the exercise price of your Diamond stock option is divided by this exchange ratio. This exchange ratio will not change based on the trading price of Diamond or Snyder’s-Lance prior to or after the closing of the merger. Please see the example of this conversion on Annex A. The vesting schedule for the Snyder’s-Lance options issued in connection with the assumption and conversion of Diamond Foods options will be the same vesting schedule on a percentage basis that applied to the Diamond Foods option from which it derives. After the closing, you will receive a notice of assumption that confirms the exact conversion of your Diamond stock options.

RSUs

Diamond Foods RSUs will be assumed and converted into a right to receive a number of RSUs for Snyder’s-Lance common stock pursuant to an exchange ratio equal to the equity portion of the merger consideration of 0.775 shares of Snyder’s-Lance common stock plus an additional 0.36075 shares of Snyder’s-Lance common stock in lieu of the $12.50 cash portion of the merger consideration, for a total exchange ratio of 1.13575. The number of Diamond shares subject to your RSU is multiplied by this exchange ratio. This exchange ratio will not change based on the trading price of Diamond or Snyder’s-Lance prior to or after the closing of the merger. Please see the example of this conversion on Annex A. The vesting schedule for the Snyder’s-Lance RSU issued in connection with the assumption and conversion of Diamond Foods RSUs will be the same vesting schedule on a percentage basis that applied to the Diamond Foods RSU from which it derives. After the closing, you will receive a notice of assumption that will describe in more detail how the assumption works mechanically.

PSUs (Granted in October 2015)

Diamond Foods PSUs granted in October 2015 will be assumed and converted into a number of RSUs for Snyder’s-Lance common stock pursuant to an exchange ratio equal to the equity portion of the merger consideration of 0.775 shares of Snyder’s-Lance common stock plus an additional 0.36075 shares of Snyder’s-Lance common stock in lieu of the $12.50 cash portion of the merger consideration, for a total exchange ratio of 1.13575. The target number of Diamond shares subject to your 2015 PSU is multiplied by this exchange ratio. Please see the example of this conversion on Annex A. The vesting schedule for the Snyder’s-Lance RSU issued in connection with the assumption and conversion of Diamond Foods 2015 PSUs (a) will have all performance metrics or conditions deemed satisfied and (b) will be subject to the same time-based vesting terms on a percentage basis as set forth in the Performance-Based Restricted Stock Unit Award Agreement for such Diamond Foods PSU award, which may result in a portion of your 2015 Diamond Foods PSU being vested at the closing of the acquisition of Diamond Foods by Snyder’s-Lance. After the closing, you will receive a notice of assumption that will describe in more detail how the assumption works mechanically.

Q4: What happens to my PSUs granted in October 2015 now that the Company is being acquired?

A4: Diamond Foods PSUs granted in October 2014 will accelerate and vest upon the closing of the acquisition of Diamond Foods by Snyder’s-Lance and, as a consequence, be cancelled and converted into the right to receive (1)(a) 0.775 shares of Snyder’s-Lance common stock (rounded down to the nearest whole share) and (b) $12.50 in cash multiplied by (2) the “Target Number of Award Units” as set forth in the Notice of Grant and Award Agreement for each such PSU grant.

Q5: Do I need to do anything to be sure I have my Diamond Foods common stock, unvested or restricted common stock, options or RSUs?

A5: Please be certain that you have accepted all your applicable grants. You can go online (www.etrade.com) to confirm or accept the grant. If you don’t have an existing account with E*TRADE, you will need to go to www.etrade.com/activate before you login. When you first login, select the Diamond Foods account and then go to the action to accept the grant. If you experience problems logging in, you can select “logon help” under the Username/Password fields or contact E*TRADE at 1-800-838-0908.

Q6: How do I know how many shares I have been awarded and if they are currently unvested?

A6: The details of all grants and vesting schedules are available in E*TRADE.

Q7: How do taxes work?

A7: While we provide below general information regarding the likely material U.S. federal tax consequences of the transaction, all employees that hold vested common stock, unvested or restricted common stock, options, RSUs, and PSUs should consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws or tax treaties) of the transaction. Additionally, this discussion does not address any aspect of foreign, state, local, alternative minimum, estate, gift or other tax law that may be applicable.

Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus for the proposed transaction with the SEC. Employees of Diamond Foods that hold vested common stock, unvested or restricted common stock, options, RSUs and PSUs should read the definitive joint proxy statement/prospectus because it will contain important information, including tax information, about the proposed transaction.

Vested Common Stock:

As to any vested Diamond Foods common stock you hold, no gain or loss will be recognized on the receipt of Snyder’s-Lance common stock in the merger; however, you will recognize gain to the extent of any cash received in the merger. Any gain recognized with respect to cash received in the merger will be taxed as long-term capital gains or short-term capital gains depending on whether you held the Diamond Foods common stock for more than one year prior to the closing of the acquisition of Diamond Foods by Snyder’s-Lance. If you acquired (or vested in) different blocks of Diamond Foods common stock at different times, your gain and holding period for each block of Diamond Foods common stock exchanged in the merger will be computed separately. Any subsequent sale or disposition by you of vested Snyder’s-Lance common stock received in the merger should result in short-term or long-term capital gains to the extent of any appreciation in excess of your basis. Your holding period in the Snyder’s-Lance common stock will include the holding period of the Diamond Foods common stock surrendered in the merger and your basis will be the same as the basis of the Diamond Foods common stock, reduced by the amount of cash received in the merger and increased by the amount of gain recognized. Special rules may apply if you acquired your Diamond Foods common stock pursuant to the exercise of an incentive stock option and certain holding periods will not have been met as of your later disposition. If you received your Diamond Foods common stock pursuant to the exercise of an incentive stock option, you should consult your own tax advisor as to the different tax consequences that may apply to you under the rules governing incentive stock options.

Unvested or Restricted Common Stock:

As to any unvested Diamond Foods common stock you hold, the tax treatment will depend on whether you previously filed a Section 83(b) election as to your grant of unvested Diamond Foods common stock. If you previously filed a Section 83(b) election as to your unvested Diamond Foods common stock, then your tax treatment will be the same as described in the preceding paragraph applicable to vested common stock, provided also that you file a new Section 83(b) election as to the unvested Snyder’s-Lance common stock you will receive in connection with the closing of the acquisition of Diamond Foods by Snyder’s-Lance within 30 days of the closing of the acquisition.

If you did not previously file a Section 83(b) election as to your unvested Diamond Foods common stock, then the merger will not be a taxable event as to those unvested shares. Rather, you will recognize ordinary compensation income (subject to applicable withholding for taxes) as the merger proceeds received in exchange for your unvested Diamond Foods common stock vest according to your vesting schedule. The compensation income on each vesting date will be equal to the amount of cash received, plus the fair market value of the Snyder’s-Lance common stock on the applicable vesting date, less the amount (if any) that you paid for the unvested Diamond Foods common stock. Your tax basis and holding period of any such Snyder’s-Lance common stock will begin on the vesting date, and such Snyder’s-Lance common stock must be held for more than 1 year for any subsequent appreciation to be eligible for taxation at long-term capital gains rates.

Options and RSUs:

The merger itself will not be a taxable event as to the assumption of your options and RSUs. Assumed options that are non-statutory options will be subject to appropriate withholding of ordinary income taxes and payroll taxes upon exercise. Assumed options that are incentive stock options will not be taxed at exercise, except for alternative minimum tax purposes. If you dispose of common stock received upon the exercise of your incentive stock options within 2 years from the initial grant date or 1 year from your exercise, some portion of your gain upon sale may be taxable as ordinary income and subject to W-2 reporting. Subject to the exceptions as to incentive stock options mentioned above, further appreciation between the fair market value at or exercise and the later sale price will generally be capital gain or loss, as applicable. Common stock must be held for over one year from exercise to be eligible for long-term capital gains rates.

Assumed RSUs will be subject to appropriate withholding for ordinary income taxes and payroll taxes upon vesting and settlement. Further appreciation between the fair value at settlement and the later sale price will generally be capital gain or loss, as applicable. Common stock must be held for over one year from settlement to be eligible for long-term capital gains rates.

A special 3.8% surcharge called the net investment income tax could apply to any capital gains you recognize; you should check with your tax advisor for more details.

Please note that the tax withholding requirements related to equity may be less than your marginal tax rate. We encourage you to consult your tax advisor; we cannot provide you with individual tax advice.

Q8: When can I sell?

A8: Once shares have vested and settled, employees are able to sell them. There are certain securities law restrictions and employees should always be mindful of Insider Trading. Please reference the Insider Trading Policy for more information. Additionally, as an employee of Snyder’s-Lance, you may be subject to their insider trading policy, which may impact your ability to sell your shares.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; the outcome of any legal proceedings instituted against Snyder’s-Lance and Diamond Foods; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the

SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Annex A

EXAMPLE FOR ILLUSTRATIVE PURPOSES ONLY

The exchange ratio to convert Diamond equity incentives into Snyder’s-Lance equity incentives is 1.13575. This exchange ratio will not change based on the trading price of Diamond or Snyder’s-Lance prior to or after the closing of the merger.

Example for stock options:

If you hold an option to purchase 100 shares of Diamond Foods common stock at an exercise price of $21.00, your option will be assumed and converted as follows:

•	Your Diamond Foods option to purchase 100 shares of Diamond Food common stock would be converted into an option to purchase 113 shares of Snyder’s-Lance (100 shares of Diamond Foods common stock multiplied by the exchange ratio of 1.13575, with the result rounded down to the nearest whole number).

•	The exercise price for such option would be converted to $18.49 (the $21.00 exercise price divided by the exchange ratio of 1.13575, with the result rounded up to the nearest cent).

Example for RSUs and 2015 PSUs:

If you hold an RSU or 2015 PSU that settles for 100 shares of Diamond Foods common stock, your RSU will be assumed and converted as follows:

•	Your Diamond Foods RSU that settles for 100 shares of Diamond Food common stock would be converted into a Snyder’s-Lance RSU that settles for 113 shares of Snyder’s-Lance common stock (100 shares of Diamond Foods common stock multiplied by the exchange ratio of 1.13575, with the result rounded down to the nearest number whole number).